Filed by CenturyLink, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Savvis, Inc.
Commission File No.: 000-29375

The following document was sent by each of CenturyLink, Inc. and SAVVIS, Inc., to their respective employees on May 24, 2011.

Subject: CenturyLink-Savvis Update #1: Approval process outlined

CenturyLink-Savvis Update #1

May 24, 2011

This is the first in a series of updates you will receive as we work through the integration planning process and subsequent combination of our two companies. Less than four weeks have passed since we announced the merger of CenturyLink and Savvis on April 27, but already we have several important developments to share.

Regulatory Process and Approval Update

A number of government entities have a role in the process of completing the merger.  The merger also cannot be completed unless it is approved by a vote of the stockholders of Savvis. Here is a brief summary and update on the status of each of the key reviews and approvals.

1.      Federal Communications Commission: The FCC reviews mergers and acquisitions of companies subject to its jurisdiction to ensure they are in the public interest. As part of the process, interested parties, such as competitors or consumer groups, have the opportunity to raise questions or concerns.

Status:

On May 19, CenturyLink and Savvis filed a joint “Application for Consent to Transfer Control” with the FCC.

2.      Department of Justice: In general, the DOJ’s review of proposed mergers and acquisitions is focused on potential antitrust concerns, making sure that such transactions won’t prevent or reduce competition.

Status:

On May 16, we filed a notification of the transaction (commonly known as a Hart-Scott-Rodino filing) with the DOJ and the Federal Trade Commission, formally initiating antitrust review.

3.      Securities and Exchange Commission: The SEC’s rules and regulations are designed, in part, to ensure that public companies provide accurate information about mergers and acquisitions to help investors make informed decisions.

Status:

On May 18, CenturyLink made a preliminary filing with the SEC describing the transaction. The SEC may review and comment on this filing before it is finalized.  This filing is called a proxy statement/prospectus because, when finalized, it will serve as a prospectus for the CenturyLink shares to be issued in the merger as well as the proxy statement to be delivered to Savvis stockholders with information about the merger. We expect to make a final filing with the SEC later this summer, and then Savvis will deliver copies of the final filing to its stockholders in advance of the Savvis special stockholders meeting to vote on the merger.

4.      Stockholder Vote: Separate from the reviews and approvals from government agencies, but every bit as important, Savvis stockholders will have to approve the merger. CenturyLink stockholders will not need to approve the merger due to its nature and size.

Status:

Savvis is expected to hold a special stockholders meeting to vote on the merger in the second half of 2011.

We anticipate having all approvals and completing the transaction by the end of the year.

Integration

In the next few weeks, we expect to make additional announcements regarding integration activity including the formation of planning teams from both companies.

Please keep in mind that until the transaction closes, we will remain separate and independent companies and must continue to operate as such. We need to be especially careful that we fully comply with antitrust laws. While we will be planning for post-closing business activities, we must maintain the competitive status quo between our companies and not take any steps - for example, exchange sensitive corporate information or make joint agreements or sales offers - that would be detrimental to competition between the two companies, particularly if the transaction should not close. If you have questions regarding this guidance please reply to this e-mail and we will forward your question to the appropriate legal contact.

We have worked hard to be known as companies and people of integrity, and protecting our reputations for transparency and legal compliance must continue to be one of our highest priorities.

Please Stay Focused on the Business

The competitive landscape is fierce and our competitors will certainly be focused on achieving their business goals. We must continue to work diligently to execute the strategies of our respective companies and win wherever we compete.

If you have direct contact with clients, please do your best to ensure that every interaction is a positive one and that our actions are focused on retaining and growing in support of our respective clients’ objectives.

If you are responsible for supporting those who have direct contact with the client base, please be efficient and reliable in all of your transactions. As you know, what you do ultimately serves clients as well. The best way to ensure we are successful over the long term is to give our full attention to the work we've been entrusted with today.

We greatly appreciate all you are doing to create success for our respective companies. Look for more updates in the near future.

Cautionary Statements Regarding Forward Looking Information

Except for the historical and factual information contained herein, the matters set forth in this document, including statements regarding the expected timing and benefits of the acquisition and the competitive ability and position of the combined company, and other statements identified by words such as “estimates,” “expects,” “projects,” “plans,” and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control.  Actual events and results may differ materially from those anticipated, estimated or projected if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to: the ability of the parties to timely and successfully receive the required approvals of regulatory agencies and Savvis’ stockholders; the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Savvis’ operations into CenturyLink will be greater than expected; the ability of the combined company to retain and hire key personnel; the timing, success and overall effects of competition from a wide variety of competitive enterprises; the risks inherent in rapid technological change; the ability of the combined company to successfully introduce new product or service offerings on a timely and cost-effective basis; the effects on ongoing changes in the regulation of the communications industry; any adverse developments in customer relationships, commercial disputes or legal proceedings; and other risk factors and cautionary statements as detailed from time to time in each of CenturyLink's and Savvis’ reports filed with the Securities and Exchange Commission (SEC). There can be no assurance that the proposed acquisition will in fact be consummated.  You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the acquisition or the combined company. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this document. Unless legally required, CenturyLink and Savvis undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed transaction between CenturyLink and Savvis, CenturyLink filed with the SEC a registration statement on Form S-4 (File No. 333-174291). The registration statement includes a preliminary prospectus of CenturyLink that also constitutes a preliminary proxy statement of Savvis. CenturyLink and Savvis also plan to file with the SEC other relevant documents in connection with the proposed merger. The registration statement has not been declared effective by the SEC and the definitive proxy statement/prospectus is not currently available. Savvis will deliver the definitive proxy statement/prospectus to its stockholders when it is available. The registration statement and the preliminary proxy statement/prospectus contain important information about CenturyLink, Savvis, the proposed merger and related matters. Investors and security holders are urged to read carefully the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, when it becomes available, as well as other documents filed with the SEC, because they contain or will contain important information. Investors and security holders may obtain free copies of the registration statement and the preliminary proxy statement/prospectus and all other documents filed with the SEC by CenturyLink and Savvis through the web site maintained by the SEC at www.sec.gov. Investors and security holders will be able to obtain free copies of the documents filed with the SEC by CenturyLink on CenturyLink’s website at www.CenturyLink.com or by contacting CenturyLink Investor Relations at (318) 340-5627.  Investors and security holders will be able to obtain free copies of the documents filed with the SEC by Savvis on Savvis’ website at www.Savvis.com or by contacting Savvis Investor Relations at (314) 628-7433.

Participants in the Solicitation of Proxies

CenturyLink and Savvis and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Savvis in respect of the proposed merger. Information regarding CenturyLink’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyLink on April 6, 2011, and information regarding Savvis’ directors and executive officers is available in its proxy statement filed with the SEC by Savvis on April 1, 2011. Other information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Savvis stockholders in connection with the proposed merger is set forth in the preliminary proxy statement/prospectus described above. You can obtain copies of these documents free of charge using the contact information above. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Internal Use Only